SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Pacific Global ETF Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	840 Newport Center Drive, 7th Floor Newport Beach, CA 92660

TELEPHONE NUMBER:	949-219-3391

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS :	National Registered Agents, Inc. 160 Greentree Dr., Suite 101 Dover, DE 19904

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒Yes	☐No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Newport Beach and State of California on this 29th day of August 2018.

Pacific Global ETF Trust

/s/ J.G. Lallande
		By:	J.G. Lallande
Sole Trustee

ATTEST:	/s/ Helen N. Deavila
Name	Helen N. Deavila
Title:	Notary Public; Commission Expires 7/12/2022